Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transactions

Reference is made to the continuing connected transactions announcement of the Company dated 10 November 2022, in relation to the 2023 Financial Services Framework Agreement entered into by the Company and Sinopec Group. The 2023 Financial Services Framework Agreement will expire on 31 December 2023. The third meeting of the eleventh session of the Board of the Company was convened on 25 October 2023, to consider and approve the Financial Services Framework Agreement to be signed before 31 December 2023 between the Company and Sinopec Group, and the Annual Caps thereunder for the years ending 31 December 2024 and 31 December 2025.

As at the date of this announcement, Sinopec Group directly and indirectly holds 50.97% equity interests in the issued share capital of the Company and is the de facto controller of the Company. Pursuant to the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules, Sinopec Group and its associates are connected (related) persons of the Company. Therefore, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Caps for the Financial Services Framework Agreement will exceed 0.1% but will be less than 5%, the Financial Services Framework Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 6.3.7 of the Shanghai Listing Rules, the transactions under the Financial Services Framework Agreement are not subject to approval at general meeting of the Company.

1.	INTRODUCTION

Reference is made to the continuing connected transactions announcement of the Company dated 10 November 2022, in relation to the 2023 Financial Services Framework Agreement entered into by the Company and Sinopec Group. The 2023 Financial Services Framework Agreement will expire on 31 December 2023. The third meeting of the eleventh session of the Board of the Company was convened on 25 October 2023, to consider and approve the Financial Services Framework Agreement to be signed before 31 December 2023 between the Company and Sinopec Group, and the Annual Caps thereunder for the years ending 31 December 2024 and 31 December 2025.

According to the Financial Services Framework Agreement, Sinopec Finance, a subsidiary and an associate of Sinopec Group, will provide financial services to the Company, including but not limited to loan, collection and payment, discount, settlement and entrusted loan, and other financial services from Sinopec Finance allowed under relevant laws and regulations.

2.	THE CONNECTED PERSONS AND THEIR RELATIONSHIPS

As at the date of this announcement, Sinopec Group directly and indirectly holds 50.97% equity interests in the issued share capital of the Company and is the de facto controller of the Company. Pursuant to the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules, Sinopec Group and its associates are connected (related) persons of the Company. Therefore, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

The basic information of Sinopec Group is as follows:

Name of enterprise	China Petrochemical Corporation

Unified social credit code	9111000010169286X1

Registered address	No.22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Principal place of business	No.22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Type of enterprise	Limited liability company (wholly state-owned)

Legal representative	Ma Yongsheng

Date of incorporation	24 July 1998

Operating term	Perpetual existence

Registered capital	RMB326.547 billion

Principal business	Provision of well drilling services, well testing services, in-well operation services, manufacture and maintenance of production equipment, engineering construction, utility services and social services

Substantial shareholder	Owned as to 100% by the SASAC of the State Council

Financial information in recent year and period	As of 30 June 2023, its total assets, total liabilities, net assets, operating income and net profit were RMB2,714,780.04 million, RMB1,371,205.69 million, RMB1,343,574.34million, RMB1,610,661.89 million and RMB51,397.50 million respectively, with a gearing ratio of 50.51%.

As of 31 December 2022, its total assets, total liabilities, net assets, operating income and net profit were RMB2,543,345.78 million, RMB1,230,287.32 million, RMB1,313,058.46 million, RMB3,366,865.58 million and RMB95,238.87 million respectively, with a gearing ratio of 48.37%.

3.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

Key terms of the Financial Services Framework Agreement are as follows:

Parties to the Financial Services Framework Agreement

The signing parties of the Financial Services Framework Agreement are the Company and Sinopec Group.

Under the Financial Services Framework Agreement, Sinopec Group acts on behalf of its subsidiaries and associates with full authority whereas the Company acts on behalf of its subsidiaries. However, the subsidiaries and associates represented by Sinopec Group exclude the Company, its subsidiaries and associates.

Subject matter and term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is expected to be signed before 31 December 2023.

According to the Financial Services Framework Agreement, Sinopec Finance, a subsidiary and an associate of Sinopec Group, will provide financial services to the Company, including but not limited to loan, collection and payment, discount, settlement and entrusted loan, and other financial services from Sinopec Finance allowed under relevant laws and regulations, for a term expiring on 31 December 2025.

Pricing principle

The fees payable by the Company to Sinopec Finance under the Financial Services Framework Agreement will be no less favourable than the applicable fees specified by the PBOC and the National Financial Regulatory Administration for the relevant services from time to time. If neither the PBOC nor the National Financial Regulatory Administration has specified a fee or charge for a particular service, the services will be provided by Sinopec Finance on terms no less favorable than terms available from the major commercial banks or financial institutions in China. Meanwhile, when Sinopec Finance provides settlement, entrusted loan and other financial services to the Company, the service fees charged shall not be more than that charged by independent commercial banks or financial institutions or that charged by Sinopec Group to other group companies for similar services. In determining whether the terms offered by Sinopec Finance are no less favourable, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will ensure that the Company’s interests are fully protected by controlling and examining the cost of financial services provided to the Company.

Sinopec Finance and the Company can sign specific financial service agreements based on the terms of the Financial Services Framework Agreement as necessary for actual transactions. The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual financial agreements to be entered into with Sinopec Finance for the provision of such financial services.

Historical transaction amounts

As of 30 September 2023, the total amount paid by the Company to Sinopec Group for financial services under the 2023 Financial Services Framework Agreement was RMB5.7858 million. This is mainly because Sinopec Finance handled relatively more settlement business for the Company, but less business such as loans and discounts. The 2023 Financial Services Framework Agreement stipulates that the Company has the right to independently select financial institutions that provide financial services based on its own business needs, and independently determine the financial institutions that provide loan services and the loan amount. In 2023, the Company carries out loan discount and other businesses based on merits through price inquiry and comparison. As of 31 December 2023, the Annual Cap of the 2023 Financial Services Framework Agreement is RMB200 million.

Annual Caps

The term of the Financial Services Framework Agreement is 2 years and will expire on 31 December 2025. Its Annual Caps are set out in the table below:

Financial Services Framework Agreement	Services	Annual Caps For the year ended 31 December (RMB)
	Services such as loan, collection and payment, discount, settlement and entrusted loan	2024	2025
		200 million	200 million

4.	CALCULATION BASIS OF THE ANNUAL CAPS

The Annual Caps for the years ending 31 December 2024 and 31 December 2025 are determined with reference to:

(1)	The previous transactions and amounts in respect of the provision of financial services by Sinopec Finance;

(2)	The Company’s estimate of its business scale;

(3)	The Company’s volume of transactions involving the use of financial services;

(4)	The Company obtained a number of loans (such as short-term loans and project loans) and continued to obtain discounted notes from Sinopec Finance; and

(5)

The Company plans to construct Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. Completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company. In addition, the Company has taken into account of the initial working capital of the projects that may be put into operation in the next two years, as well as the additional working capital required for the expansion of the Company’s production scale. In determining the Annual Caps, the Company has considered its working capital and external financing to meet the funding needs. The Company expects to obtain approximately RMB3 billion of project loans and approximately RMB3 billion of ordinary loans and discounted notes from Sinopec Finance for each of the years ending 31 December 2024 and 31 December 2025. In determining the Annual Caps, the Company has estimated that the interest rates on these loans are 90% of the current interest rates issued by the PBOC.

5.	REASONS FOR AND BENEFITS OF ENTERING INTO THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and the National Financial Regulatory Administration and is an associate of Sinopec Group. The Company has been obtaining from Sinopec Finance certain financial services including settlement services, loan services, bill acceptance or discounting services, and any other services provided by Sinopec Finance as approved by the National Financial Regulatory Administration.

The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. Through this transaction, the Company is able to obtain timely financial services, such as loan facilities, discounted notes, settlement services and so forth. In addition, the customized preferential policies save financial expenses of the Company and increase the settlement efficiency among Sinopec companies, thereby ensuring fund security within the system and reducing risks posed to the fund of the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions. The continuing connected transactions following the pricing principles of fairness, impartiality and openness, which will not have an adverse impact on the Company’s financial status and operating results in the future, will hardly create dependence on connected persons, nor will it compromise the Company’s independence.

6.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Caps for the Financial Services Framework Agreement will exceed 0.1% but will be less than 5%, the Financial Services Framework Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 6.3.7 of the Shanghai Listing Rules, the transactions under the Financial Services Framework Agreement are not subject to approval at general meeting of the Company.

The Board (including independent non-executive Directors) is of the view that the terms of the Financial Services Framework Agreements and the Annual Caps for each of the years ending 31 December 2024 and 31 December 2025 are fair and reasonable, on normal commercial terms, and entered into in the usual and ordinary course of business and the Financial Services Framework Agreements are in the interests of the Company and its Shareholders as a whole. The Directors, Mr. Wan Tao, Mr. Du Jun and Mr. Xie Zhenglin, due to their positions held in the connected persons of the Company, are deemed to be interested in the relevant transactions and therefore abstained from voting at the meeting of the Board.

The independent non-executive Directors of the Company, namely Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong, expressed the following independent opinions on the Financial Services Framework Agreement:

(1)

The continuing connected transactions are conducted in strict compliance with the requirements of the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company. The resolution in respect of the continuing connected transactions has been submitted to the independent Directors for review in advance before submission to the Board meeting for consideration. The independent Directors have carefully reviewed the relevant resolution and agreed to submit the same resolution to the Board for consideration.

(2)

At the time of voting on the resolution in respect of the continuing connected transactions, the connected Directors abstained from voting and the voting process was conducted in compliance with the requirements of the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company.

(3)

The continuing connected transactions are entered into on normal commercial terms, and is fair and reasonable to the Company and do not prejudice the interests of the Company and its minority shareholders.

(4)

The Annual Caps on the continuing connected transactions for each of the years ending 31 December 2024 and 31 December 2025 were determined based on the estimates made according to the Company’s business situation and the amount of transactions involving the use of financial services, with reference to the previous relevant transactions with Sinopec Group and the amount of the transactions. The Annual Caps determined for the continuing connected transactions are fair and reasonable to the Company and Shareholders as a whole.

(5)	The continuing connected transactions and the Annual Caps of the continuing connected transactions for each of the years ending 31 December 2024 and 31 December 2025 shall be approved.

In accordance with the Shanghai Listing Rules, the relevant information in relation to the Financial Services Framework Agreement was submitted to the independent non-executive Directors for consideration and approval before approval by the Board. The independent non-executive Directors agreed to submit the relevant resolution to the Board for consideration.

7.	INTERNAL CONTROL MECHANISMS FOR THE PRICING OF CONTINUING CONNECTED TRANSACTIONS

The Company has implemented the following pricing procedures and internal control mechanisms in order to ensure that the pricing policies and terms of continuing connected transactions are fair and reasonable and no less favourable than the terms provided by any other independent third party:

(1)

Where the pricing for continuing connected transactions is determined with reference to the prevailing market prices or market commission rates, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. It compares and analyses market prices for the same types of transactions in the same industry and provides a forecast on the trend of market prices. The Company actively obtains market price information through various channels, such as referring to the comparable transaction prices for the same period between the Company and independent third parties (at least two or more), the comparable transaction prices for the same period among independent third parties, conducting price research through industry websites and other independent providers of industry information, and participating in activities organized by leading industry associations. The market price information is also provided to other departments and subsidiaries of the Company to assist in the pricing of the continuing connected transactions. In the second half of every month, the finance department holds a meeting with sales department and other related departments to analyse and discuss the market conditions and propose a price adjustment draft plan for the next month. This plan will be further reviewed by the sales department and submitted to the Price Management Committee of the Company for review and approval. The final price shall be determined by both parties of the agreement (i.e. the Company, Sinopec Group and their associates) on normal commercial terms with reference to the above price information. The finance department will be responsible for issuing and implementing the approved plan;

(2)

In terms of the Company’s procurement process of relevant services, the Company requires suppliers, including Sinopec Group and its associates, to provide quotations for the required services. After receiving the quotation, the Company will compare the quotations and discuss the quotation terms with the supplier. The supplier shall be determined after considering factors such as price quotations, quality of services, specific needs of both parties involved, professional and technical advantages of the supplier, ability of the supplier in performing the contracts and providing subsequent services, as well as the qualifications and relevant experience of the supplier;

(3)

The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to the continuing connected transactions throughout the year. The legal and contract management department of the Company reviews and examines the contracts in relation to the continuing connected transactions stringently, and the contract execution department monitors the amounts of the continuing connected transactions in a timely manner;

(4)

The Company implements the continuing connected transactions in accordance with its internal control measures. The files and ledgers for the continuing connected transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring continuing connected transactions at least once every quarter. Such personnel review and analyse the continuing connected transactions’ statements and implementation of pricing policies at least once every quarter to ensure that the transactions are conducted in accordance with the pricing policies and prepare reports on the findings regularly. The transaction prices for continuing connected transactions shall be compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as providing suggestions for improvement;

(5)

The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the continuing connected transactions on an annual basis. The independent non-executive Directors provide their opinions on the continuing connected transactions during the periods of the reports, mainly including whether the continuing connected transactions are fair and reasonable, and whether the actual amounts incurred by the continuing connected transactions are within the Annual Caps;

(6)

The external auditor of the Company conducts an annual audit each year and issues its opinions as to the implementation of the continuing connected transactions by the Company and whether the amounts incurred by the continuing connected transactions are within the Annual Caps during the year pursuant to the requirements of the Hong Kong Listing Rules; and

(7)

The Company has formulated a risk disposal plan for the financial services with Sinopec Finance in accordance with the regulatory requirements. In the event of the occurrence of a risk profile as identified in the risk disposal plan or other risk events affecting the safety of the Company’s funds by Sinopec Finance, Sinopec Group shall promptly notify the Company in writing, assist the Company in fulfilling the information disclosure obligation, and actively take measures to safeguard the rights and interests of the Company.

By implementing the above pricing procedures and internal control measures and procedures, the Directors are of the view that the Company has established sufficient internal control measures to ensure the pricing basis of the Financial Services Framework Agreements will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

8.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins, plastics, intermediate petrochemical products and petroleum products.

9.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Annual Cap(s)”	Annual maximum total amount

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC with limited liability and a subsidiary of Sinopec Group

“Board”	the board of Directors of the Company

“Sinopec Group”	China Petrochemical Corporation, a limited liability company (state-owned enterprise) incorporated in the PRC

“PBOC”	People’s Bank of China

“Company” or “the Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as on the Main Board of the Shanghai Stock Exchange (stock code: 600688)

“Director(s)”	the Director(s) of the Company, including independent non-executive Directors

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“2023 Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and Sinopec Group on 10 November 2022 in relation to the provision of financial services to the Company by associates of Sinopec Group

“Financial Services Framework Agreement”	the financial services framework agreement to be entered into between the Company and Sinopec Group in relation to the provision of financial services to the Company by associates of Sinopec Group

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 25 October 2023

As at the date of this announcement, the executive Directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive Directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive Directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.